                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

►

ANALYSIS PROCEEDS ON POSSIBLE OPERATION WITH HUTCHISON WHAMPOA FOR AN AGGREGATION WITH 3 ITALIA

►

EXAMINATION OF THE ACCESS NETWORK SPIN-OFF WILL CONCLUDE ON 23 MAY

Telecom Italia Board of Directors examines and approves Interim Financial Statements at 31 March 2013

►

REVENUES: €6,796 MILLION, -8.1% COMPARED WITH Q1 2012; -3.2% IN ORGANIC TERMS

►

EBITDA: €2,672 MILLION, -10.1% COMPARED WITH Q1 2012; -6.4% IN ORGANIC TERMS

►

EBIT: €1,282 MILLION, -21.1% COMPARED WITH Q1 2012; -11.4% IN ORGANIC TERMS

►

NET INCOME: €364 MILLION, COMPARED WITH €605 MILLION OF Q1 2012

►

ADJUSTED NET FINANCIAL POSITION: €28,767 MILLION, AN INCREASE OF €493 MILLION COMPARED WITH 31 DECEMBER 2012 (€28,274 MILLION)

►

LIQUIDITY MARGIN AT 31 MARCH 2013: €13.9 BILLION, COVERS ALL LIABILITIES BEYOND THE NEXT 24 MONTHS

►

2013 MAIN ECONOMIC-FINANCIAL TARGETS ALREADY ANNOUNCED TO THE MARKET ARE CONFIRMED

***

The preliminary results for the first quarter of 2013 will be illustrated to the financial community during a conference call scheduled for 12 am (Italian time) tomorrow. Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Thursday 16 May by calling: +39 06 334843 (access code 519970).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The Telecom Italia Group Interim Financial Statements at 31 March 2013 were drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and with Consob Communication DEM/8041082 of 30 April 2008 (Quarterly reporting by issuers of listed shares who give Italy as state of origin).

These Interim Financial Statements have not undergone an external audit and were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS").

The accounting and consolidation principles adopted in the preparation of the Interim Statements were consistent with those used for the Telecom Italia Group Consolidated Statements at 31 December 2012. New standards / interpretations applicable from 1 January 2013 will be adopted by the group beginning with the First Half Financial Report at 30 June 2013.

Following the early adoption, from the first half of 2012, of the new version of IAS 19 (Employee Benefits), the figures for the consolidated separate income statement of for the first quarter of 2012 have been duly restated. In particular, this has led to the reclassification of the €10 million “time value” component in the actuarial calculations from Employee benefits expenses to Finance expenses.

As illustrated below, Q1 2013 was marked, especially in the domestic market, by a fiercer competitive environment and significant pricing pressure. This weighed negatively on trends in the main economic and financial variables in the first quarter 2013. Nonetheless, on the basis of currently available information, the Group confirms its full-year 2013 main economic- financial targets previously announced and underlying the 2013 - 2015 Strategic Plan.

In light of the above, the company - despite the climate of uncertainty and the outlook which could, if confirmed by future developments, potentially leave it susceptible to certain devaluation effects - decided, on the basis of the currently available data, not to update the impairment test on the value of goodwill for the Interim Financial Statements at 31 March 2013, already carried out for the Telecom Italia Group Consolidated Statements at 31 December 2012, bearing mind that this update will be performed – as is normal practice - for the First Half Financial Report at 30 June 2013.

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; accounting and adjusted net financial debt. For further details please see the attachment “Alternative performance measures”.

Note that the section "Outlook for the 2013 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 8 May 2013

Telecom Italia's Board of Directors met today, chaired by Franco Bernabè to approve the quarterly results, examined the possible aggregation with 3 Italia and the network spin-off project.

Strategic transactions

With reference to 3 Italia, the Board of Directors authorized an in-depth examination of the potential transaction with Hutchison Whampoa.

As is known, on April 11 2013, the Board of Directors established an internal committee with the task of making a preliminary assessment of the viability (regulatory and antitrust) of the potential transaction and the overall interest (industrial and financial) therein, in order to report on the results to the Board with a non-binding recommendation on the opportunity for the Company to deepen the analysis on the potential transaction to verify its concrete feasibility.

In carrying out its activities, the Committee was supported by the management and financial, tax and legal advisors of Telecom Italia, and specifically advised by Credit Suisse. In particular, the assessment focused on the following areas:

-

comparable integrations in the mobile telecommunications sector;

-

previous financial statements of 3 Italia;

-

industrial targets of 3 Italia;

-

potential synergies deriving from the transaction;

-

tax aspects related to the transaction;

-

regulatory and anti-trust issues;

-

preliminary evaluations of the companies involved.

Considering the outcome of the assessment performed, which was based on preliminary and limited information, the Committee:

•

acknowledged that there are no impediments to start a discussion with the other party in view of the possible completion of the transaction;

•

suggested to mandate the Top Management to verify with the other party the existence of realistic negotiation margins to achieve an acceptable trade-off between the respective positions on the determination of the values of the two companies, recommending the conclusion of this second phase of analysis within a 30-day period.

In addition to the preliminary analysis summarized above, in light of the voluntary application to the project of procedural checks similar to those applied to the related parties’ transactions of greater importance, also the Committee of Independent Directors carried out its own analysis of preliminary nature. As such, the Committee of Independent Directors (composed to this end of the Lead Independent Director Luigi Zingales, and Directors Lucia Calvosa, Massimo Egidi and Mauro Sentinelli) will consider the Company's interest in completing the transaction and the advantages and substantial fairness of its conditions.

The Committee of Independent Directors, which has selected as its advisor Greenhill & Co. International LLP, agreed with the recommendation to deepen the analysis that was adopted by the full Board of Directors.

* * *

With regard to the access network spinoff project, an examination of the results of the management analysis, on the basis of the mandate conferred by the Board of Directors on 11 April 2013, started today and will be completed in a special board meeting scheduled for 23 May 2013.

In view of the definition of an operational feasibility procedure aiming at the network spinoff, the activities and analysis carried out by the management and their advisors include:

-

the competitive regulatory framework of the access network in Italy compared to the European scenario;

-

the perimeter of the potential spinoff;

-

the separation procedures, with a comparative assessment of the effects of the different solutions on Telecom Italia, under the perspective of value creation;

-

financials and timing of the transaction.

It should be noted that the effects of the project, to date, are not incorporated into the Business Plan for the period 2013-2015, for which the update was approved by the Board of Directors on 8 February 2013, and therefore were not even considered in the economic and financial guidances announced to the market on the same date.

The analyses in progress are monitored by the Control and Risk Committee, which relies on the advisory support of Barclays

* * *

The impacts on the sustainability of financial indebtedness of the possible integration of 3 Italia in Telecom Italia and the proposed network spinoff can only be quantified once the corresponding initiatives have been defined in all necessary detail; any assessments in this regard would therefore be premature to date. In the meantime, in light of the approved quarterly results and the business outlook, the Board of Directors confirms the sustainability of the Group's financial indebtedness in the 2013-2015 Plan. In particular, given the liquidity margin at 31 March 2013, equal to 13.9 billion euros (made up of 7.2 billion euros of cash and cash equivalents as well as  6.7 billion euros of unused irrevocable credit lines), the financial liabilities falling due according to contract over a period exceeding the next 24 months are in fact fully covered.

The above information shall also be provided at the request of Consob.

Interim Financial Statements

The Telecom Italia Board of Directors also examined and approved the Group’s Interim Financial Statements at 31 March 2013.

THE MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

There were no variations to the consolidation perimeter in the first quarter of 2013.

The following changes occurred during 2012:

•

Matrix – Other Operations: the company was sold on 31 October 2012, and consequently excluded from the consolidation area.

TELECOM ITALIA GROUP

Revenues in Q1 2013 amounted to €6,796 million, down 8.1% from €7,392 million in the first quarter of 2012 (-€596 million). In terms of organic variation, consolidated revenues fell by 3.2% (-€227 million).

In detail, the organic variation in revenues is calculated by excluding:

-

the effect of foreign exchange rate fluctuations of -€360 million regarding the Brazil Business Unit (-€234 million) and the Argentina Business Unit (-€126 million);

-

the effect of changes to the consolidation area (-€9 million), following the sale of Matrix (Other Operations) on 31 October 2012.

Revenues, broken down by business unit, are as follows:

(millions of euros)	Q1 2013		Q1 2012		Change
		%		%	absolute	%	% organic

Domestic	4,024	59.2	4,477	60.6	(453)	(10.1)	(10.1)
Core Domestic	3,832	56.4	4,244	57.4	(412)	(9.7)	(9.7)
International Wholesale	283	4.2	347	4.7	(64)	(18.4)	(18.4)
Brazil	1,786	26.3	1,928	26.1	(142)	(7.4)	5.4
Argentina	917	13.5	901	12.2	16	1.8	18.3
Media, Olivetti and Other Operations	100	1.5	137	1.9	(37)
Adjustments and eliminations	(31)	(0.5)	(51)	(0.8)	20
Total Consolidated	6,796	100.0	7,392	100.0	(596)	(8.1)	(3.2)

EBITDA in Q1 2013 came to €2,672 million, down €301 million (-10.1%) on the previous year period, with EBITDA margin of 39.3% (40.2% in Q1 2012). In organic terms EBITDA slipped by €186 million (-6.4%) on the previous year, and 1.4 pp lower in proportion to revenues (39.7% in Q1 2013 compared with 41.1 % in Q1 2012). This was due to the greater weight of South American revenues, where margins are lower than for Domestic Business, and to higher mobile handset sales, aimed at a greater penetration of data services.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(millions of euros)	Q1 2013		Q1 2012		Change
		%		%	absolute	%	% organic

Domestic	1,973	73.8	2,215	74.5	(242)	(10.9)	(9.8)
% of Revenues	49.0		49.5			(0.5) pp	0.2 pp
Brazil	463	17.3	505	17.0	(42)	(8.3)	4.4
% of Revenues	25.9		26.2			(0.3) pp	(0.3) pp
Argentina	271	10.1	289	9.7	(18)	(6.2)	9.2
% of Revenues	29.6		32.1			(2.5) pp	(2.5) pp
Media, Olivetti and Other Operations	(32)	(1.1)	(33)	(1.1)	1
Adjustments and eliminations	(3)	(0.1)	(3)	(0.1)	−
Total Consolidated	2,672	100.0	2,973	100.0	(301)	(10.1)	(6.4)
% of Revenues	39.3		40.2			(0.9) pp	(1.4) pp

EBIT amounted to €1,282 million in Q1 2013, down €343 million (-21.1%) from Q1 2012, with the EBIT margin standing at 18.9% (22.0% in Q1 2012). The organic EBIT variation was a negative €182 million     (-11.4%), with an organic EBIT margin of 20.8% (22.7% in Q1 2012).

Consolidated net profits in the first quarter of 2013 amounted to €364 million (€605 million in the same period of 2012).

Capex for the first quarter of 2013 amounted to €878 million (down €76 million compared with Q1 2012) broken down by business unit as follows:

(millions of euros)	Q1 2013		Q1 2012		Change
		%		%

Domestic	578	65.8	586	61.4	(8)
Brazil	178	20.3	234	24.5	(56)
Argentina	112	12.8	121	12.7	(9)
Media, Olivetti and Other Operations	10	1.1	13	1.4	(3)
Adjustments and eliminations	−	−	−	−	−
Total Consolidated	878	100.0	954	100.0	(76)
% of Revenues	12.9		12.9		−

Capex for the Domestic Business Unit remained largely in line with the same period of the previous year: the increase for the advancement of plans to build out next generation networks (LTE network and fibre) was offset by the reduced requirement for delivery on new plants, due to the commercial slowdown in fixed-line access.

For the Brazil Business Unit capex decreased by €56 million (including a negative forex effect of €28 million); the reduction was mainly attributable to a temporary slowdown in network expenditure due to delays in the drafting of agreements with the principle providers, partially offset by higher investment in IT development.

The Argentina Business Unit reported capex substantially in line with the first quarter of the previous year (-€9 million already including a negative forex effect of €17 million). Besides the costs of client acquisition, expenditure was aimed at enlarging and upgrading broadband services to improve transmission capacity and increase access speed, traditional fixed-line access to meet demand and backhauling to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Cash flow from operations comes to €137 million (€626 million in Q1 2012) hit harder than in Q1 2012 by seasonal trends in outlays to cover payables for the last quarter of the previous year.

Adjusted net financial debt at 31 March 2013 amounts to €28,767 million, up €493 million compared with 31 December 2012 (€28,274 million), influenced by the decline in cash flow from operations.

Accounting net financial debt amounts to €29,516 million (€29,053 million at 31 December 2012).

The liquidity margin at 31 March 2013 stood at €13.91 billion (€16.14 billion at 31 December 2012) and consists of €7.21 billion in cash (€8.19 billion at 31 December 2012) and unused committed credit lines for a total €6.70 billion (€7.95 billion at 31 December 2012). This will cover all Group liabilities due beyond the next 24 months.

At 31 March 2013 Group headcount stood at 82,941 employees (83,184 at 31 December 2012), of which 54,311 in Italy (54,419 at 31 December 2012).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media at 31 March 2013 can be found in the press release issued on 6 May, following the Board Meeting's approval.

DOMESTIC

Domestic revenues stood at €4,024 million (€4,477 million in Q1 2012), down by 10.1% in reported and in organic terms.

With a worsening economic outlook and a market characterized by stiffer competition and  downward pressure on prices (especially on mobile and traditional services), the fall in revenues was also influenced by a regulatory and seasonal factors.

Organic revenues from services amounted to €3,886 million, a contraction of 10.4% compared to the same period of 2012. In particular revenues from Mobile services amounted to €1,292 million (€1,573 million in first quarter 2012), down €281 million (-17.9% from the same period of 2012). On top of this came the application of the new termination rates (MTR) with a 72% reduction against the same period of 2012 (1.5 euro cents vs. 5.3 cents). Excluding the impact of the new termination rates of €117 million, Q1 2013 performance would be -7.5% compared with the previous year period.

If we add in the fact that the leap year 2012 has a larger number of days, plus the introduction of a Europewide traffic roaming price cap from July 2012, the percentage decline would be essentially in line with that of the last quarter of 2012.

Revenues from Fixed-line services amounted to €2,924 million (€3,161 million in Q1 2012), down €237 million (-7.5%) from the corresponding period of 2012.

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amounted to €3,832 million, down 9.7% (€4,244 million in the first three months of 2012) and with the same organic variation.

The performance of the individual market segments as compared with the same period of 2012 is as follows:

-

Consumer: revenues for the segment as a whole amounted to €1,986 million, down €194 million compared with Q1 2012 (-8.9%). Performance weakened on 2012 (which saw a contraction of 3.6% compared with 2011 and of 4.5% in Q4 alone), attributable in particular to the steep erosion of Mobile revenues (-14.7% compared with -5.4% in FY 2012 and –7.0% in the last quarter of 2012), due to fiercer competition and the consequent loss of Customer Base (-4.1% compared with 31 March 2012 and -1.8% compared with 31 December 2012) and to the impact of the lower termination rates (-€104 million in Q1 on Mobile). The fall in revenues is entirely due to revenues from services (-€201 million, or -9.6%), especially on traditional Mobile Voice services (-€160 million, in large part attributable to the introduction of the new termination rates - MTR), Fixed-line voice (-€53 million) and Messaging (-€17 million), only partially offset by the growth in Internet Mobile revenues (+€9 million) and Fixed-line Broadband (+€8 million).

-

Business: Revenues for the segment, which from January 2013 also includes the Top segment, amounted to €1,305 million in Q1, down €197 million (-13.1%) on the same period of 2012. The fall was primarily seen in revenues from services (-€188 million) of which -€109 million on Mobile  (-23.9%) and -€88 million on Fixed-line (-8.7%). Specifically, on Mobile the contraction is mainly attributable to the decline in income from voice traffic, following of the introduction of the lower mobile network termination rates, but also to a loss of human customer base (-2.2% compared with 31 March 2012 and –0.8% compared with 31 December 2012), in particular in the SoHo and SME segments, which saw an average contraction of the human customer base of -6.8%. On Fixed-line – though in recovery compared with the last quarter of 2012 (especially in the Top segment) – cooling demand due to the poor economic picture continues to have a dampening effect.

-

National Wholesale: the Wholesale segment reported revenues totalling €499 million in Q1 2013, with a decline of €19 million (-3.7%) compared with the same period of 2012, mainly due to lower carrying and interconnection income.

►

International Wholesale Revenues

In Q1 2013 the International Wholesale segment posted revenues of €283 million, down €64 million (-18.4%) compared with the first three months of 2012. The contraction was seen especially in Voice services (-€53.6 million, -22%), following the annual review of bilateral contracts and the transit component, with the consequent focus on renewal of higher margin agreements. Revenues were down for IP/Data services (-€4.4 million, -6%), in the face of increased total bandwidth sold and falling prices, especially in the captive market. This greater focus on higher margin international traffic enabled the quarter to generate an EBITDA of €47 million, in organic terms in line with the result of the same period of 2012 and with a margin increase of around 3 percentage points.

EBITDA for the Domestic business unit in Q1 2013 amounted to €1,973 million, down €242 million from the first quarter of 2012 (-10.9%). EBITDA margin was 49%, slightly down on the previous-year period (-0.5 percentage points). This result was affected by the contraction in revenues from services (-€451 million compared with the same period of 2012), only partly recovered by the lower quotas paid to other carriers mainly due to the reduction in termination rates, and by efficiencies obtained thanks to the selective control and containment of costs.

Organic EBITDA in Q1 2013 came to €2,000 million (-€218 million, -9.8% compared with Q1 2012), with an EBITDA margin at 49.7% of revenues slightly improved on the same period of 2012 (+0.2 percentage points).

EBIT for the Domestic BU came to €1,093 million, €211 million lower (-16.2%) compared with the first quarter of 2012 (€1,304 million). The EBIT margin came to 27.2% (29.1% in Q1 2012).

Organic EBIT amounted to €1,120 million, down €187 million (-14.3%) from the same period of 2012 (€1,307 million); the margin on revenues slipped from 29.2% in Q1 2012 to 27.8% in Q1 2013.

The headcount came to 53,147 employees, 77 lower than on 31 December 2012.

BRASILE

(average real/euro exchange rate 2.63739)

Revenues of TIM Brasil Group in Q1 2013 came to 4,711 million reais, 243 million higher than Q1 2012 (+5.4%).  Revenues from services grew to reach 4,087 million reais, up from 4,015 million reais in Q1 2012 (+1.8%). Revenues from product sales increased from 453 million reais in Q1 2012 to 624 million reais in Q1 2013 (+37.7%). Mobile ARPU (Average Revenue Per User) stood at 18.5 reais in Q1 2013 compared with 19.1 reais in the same period of 2012. The total number of lines at 31 March 2013 was 71.2 million, up 1.2% with respect to 31 March 2012, representing a 27% market share.

EBITDA amounted to 1,221 million reais, up 51 million reais from Q1 2012 (+4.4%). Margin growth was sustained by the increase in revenues, mainly in VAS, partially counterbalanced by the higher termination rates due to increased traffic volumes and by production and personnel costs. EBITDA margin was 25.9%, down 0.3 percentage points from the previous year period.

EBIT amounted to 552 million reais, an improvement of 13 million on Q1 2012. This is explained by the higher contribution of EBITDA, partially offset by increased amortisations of 39 million reais (668 million reais in Q1 2013 compared with 629 million in the same period of 2012).

Headcount stood at 11,549 employees (11,622 at 31 December 2012).

ARGENTINA

(average real/euro exchange rate 6.61552)

Q1 2013 revenues came to 6,064 million pesos, an increase of 938 million pesos (+18.3%) compared with first quarter 2012 (5,126 million pesos) thanks to growth of the Broadband and Mobile client bases, as well as ARPU (Average Revenue Per User). The principal source of revenues was mobile telephony which contributed around 73% of consolidated revenues for BU and grew by over 20% compared with the same period of 2012.

The number of fixed lines at 31 March 2013 remained practically unchanged against the end of 2012 (around 4.1 million lines). Despite the freezing of tariffs imposed by the Economic Emergency Law of January 2002, ARBU (Average Revenue Billed per User) grew by 5.5% compared with Q1 2012 thanks to the increase in additional services and the diffusion of the traffic plans.

Telecom Argentina's overall Broadband line portfolio at 31 March 2013 numbered 1,626,000 subscribers, substantially in line with the end of 2012. ARPU grew by 20.2% to reach 114.9 pesos (95.6 pesos in Q1 2012), mainly thanks to a policy of upselling and price adjustments.

The Personal client base in Argentina grew by 139,000 from the end of 2012 to reach a total 19,114 thousand customers, 33% of which with post-paid contracts. Meanwhile, thanks to the acquisition of high value customers and the leadership in Smartphones, ARPU grew by 13.1% to reach 62.1 pesos (54.9 pesos in Q1 2012). Much of this growth is attributable to Value Added Services (SMS and Internet), which together represented around 55% of mobile telephony revenues in Q1 2013.

In Paraguay the Núcleo client base grew by around 1.5% from 31 December 2012 to reach 2,335,000 lines, 19% of which with post-paid contracts.

EBITDA reached 1,796 million pesos, an improvement of 152 million pesos (+9.2%). The EBITDA margin was 29.6%, 2.5 percentage points less than in Q1 2012, mainly due to the higher incidence of purchases of materials and services, labour and other operating costs.

EBIT for Q1 2013 came to 849 million pesos compared with 816 million pesos for the same period of the previous year (+33 million pesos). The increase was largely due to the improvement in EBITDA, in part offset by higher amortisations of 125 million pesos resulting from the reduction in the useful lives of customer relationships made at the end of 2012. The EBIT margin was 14.0% of revenues (-1.9 percentage points from Q1 2012).

Headcount stood at 16,748 employees (16,803 at 31 December 2012).

OLIVETTI

Revenues in Q1 2013 were €52 million, €7 million weaker compared with the same period of 2012. The fall in revenues is mainly due to lower sales in Italy by €3 million on the direct and indirect channels, whose customers are most exposed to the current crisis; by around €3 million due to lower supply of products to Telecom Italia; by €2 million due to lower sales in Latin America and Europe, partially offset by greater revenues on the International Sales channel.

EBITDA was a negative €19 million, €6 million lower than in Q1 2012. The result is affected by charges totalling €9 million, following the fire on 19 March 2013 which completely destroyed the spare parts warehouse. The goods were insured and we expect by the end of current fiscal period to receive the indemnity covering at least the full damages. Excluding this component, the variation in EBITDA was a positive €3 million (+23.1%), thanks to steady margins  and the reduction of fixed costs (which benefit from the closure in 2012 of the ink-jet sector). These two phenomena more than matched the lower profits from declining sales.

EBIT was a negative €20 million, €5 million worse than in Q1 2012 (-€15 million). The result was impacted by the events described above in regard to EBITDA.  Excluding the losses due to the destruction of the spare parts warehouse, EBIT grew by €4 million (+26.7%) from -€15 million in Q1 2012 to -€11 million in Q1 2013.

The headcount comes to 762 employees, 16 fewer than the 778 of 31 December 2012.

***

EVENTS SUBSEQUENT TO 31 MARCH 2013

Sale of La7 S.r.l.

On 30 April 2013, after having received the authorizations foreseen by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, according to the terms and conditions previously communicated to the market in March 2013.

The sale price amounted to around €1 million. Prior to the sale, La7 S.r.l. was recapitalised by Telecom Italia Media S.p.A. by an amount such as to give it a positive net financial position at sale date of not less than €88 million. The capital injection also served to bring the shareholders’ equity to an agreed €138 million.

Within the framework of the deal, Telecom Italia S.p.A. forwent loans due from Telecom Italia Media S.p.A. totalling €100 million.

On the basis of these agreements, and bearing in mind the business performance of La7 S.r.l. up to the date of sale, a negative economic impact on FY 2013 of around €130 million is expected, before the financial year shareholders' stake.

***

PARTIAL SPIN-OFF OF TELECOM ITALIA SPARKLE

The Board of Directors has approved the partial spin-off of Telecom Italia Sparkle, via transfer to the parent Telecom Italia of the “Network Operations” business unit to ensure:  (i) for the Sparkle network the delivery, operation and management of customer services and technical support as well as the operation of departmental networks and Network & Service Management systems; (ii) the protection of relations with the judicial authorities and the realization of relative international services.

The spin-off is expected to conclude by the third quarter of 2013.

***

OUTLOOK FOR THE 2013 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the goals linked to the main economic and financial indicators, as described in the 2013-2015 Industrial Plan, foresee the following outcomes for the whole of 2013:

•

Revenues essentially unchanged from 2012;

•

Low-single digit percentage reduction in EBITDA;

•

Adjusted net financial position of less than €27 billion.

***

The Manager designate for the preparation of accounting and corporate documents, Piergiorgio Peluso, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the first quarter 2013 and 2012.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) the measure denominated “Adjusted net financial debt” has been introduced, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Report at March 31, 2013 and are unaudited.

The accounting policies and consolidation principles adopted in the preparation of the Interim Report at March 31, 2013 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2012,  to which reference can be made. The new standards and interpretations  applicable  starting  from  January  1, 2013  will  be  adopted  by the Group starting from the

Half-year Financial Report at June 30, 2013.

Following the early adoption, starting from the First Half 2012, of the revised IAS 19 (Employee Benefits) to the Provision for Employee Severance Indemnities, the Separate Consolidated Income Statement’ data for the First Quarter 2012 have been restated (Restated). In particular, this resulted in a reclassification of 10 million euros from Employee benefits expenses to Finance expenses for the “time value” component in actuarial calculations.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
		(Restated)	(a-b)
	(a)	(b)	amount	%

Revenues	6,796	7,392	(596)	(8.1)
Other income	55	52	3	5.8
Total operating revenues and other income	6,851	7,444	(593)	(8.0)
Acquisition of goods and services	(2,964)	(3,231)	267	8.3
Employee benefits expenses	(976)	(988)	12	1.2
Other operating expenses	(440)	(456)	16	3.5
Change in inventories	63	53	10	18.9
Internally generated assets	138	151	(13)	(8.6)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,672	2,973	(301)	(10.1)
Depreciation and amortization	(1,292)	(1,344)	52	3.9
Gains (losses) on disposals of non-current assets	7	(4)	11	°
Impairment reversals (losses) on non-current assets	(105)	−	(105)	°
Operating profit (loss) (EBIT)	1,282	1,625	(343)	(21.1)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	(3)	3	°
Other income (expenses) from investments	−	−	−	°
Finance income	764	803	(39)	(4.9)
Finance expenses	(1,255)	(1,252)	(3)	(0.2)
Profit (loss) before tax from continuing operations	791	1,173	(382)	(32.6)
Income tax expense	(343)	(455)	112	24.6
Profit (loss) from continuing operations	448	718	(270)	(37.6)
Profit (loss) from Discontinued operations/Non-current assets held for sale	−	−	−	°
Profit (loss) for the period	448	718	(270)	(37.6)
Attributable to:
Owners of the Parent	364	605	(241)	(39.8)
Non-controlling interests	84	113	(29)	(25.7)

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		1st Quarter 2013	1st Quarter 2012

Profit (loss) for the period	(a)	448	718

Other components of the Consolidated Statements of Comprehensive Income:

Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		−	−
Net fiscal impact		−	−
	(b)	−	−
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Net fiscal impact		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	−	−

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(10)	25
Loss (profit) transferred to the Separate Consolidated Income Statement		(1)	−
Net fiscal impact		1	(4)
	(e)	(10)	21

Hedging instruments:
Profit (loss) from fair value adjustments		102	(511)
Loss (profit) transferred to the Separate Consolidated Income Statement		(71)	222
Net fiscal impact		(8)	80
	(f)	23	(209)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		276	(156)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(g)	276	(156)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(h)	1	−
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	290	(344)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	290	(344)
Total comprehensive income (loss) for the period	(a+k)	738	374
Attributable to:
Owners of the Parent		587	365
Non-controlling interests		151	9

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		03/31/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		32,490	32,410	80
Other intangible assets		7,862	7,927	(65)
		40,352	40,337	15
Tangible assets
Property, plant and equipment owned		14,324	14,465	(141)
Assets held under finance leases		988	1,014	(26)
		15,312	15,479	(167)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	65	−
Other investments		37	39	(2)
Non-current financial assets		2,354	2,496	(142)
Miscellaneous receivables and other non-current assets		1,622	1,496	126
Deferred tax assets		1,246	1,432	(186)
		5,324	5,528	(204)
Total Non-current assets	(a)	60,988	61,344	(356)
Current assets
Inventories		483	436	47
Trade and miscellaneous receivables and other current assets		7,139	7,006	133
Current income tax receivables		27	77	(50)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,300	1,256	44
Cash and cash equivalents		6,476	7,436	(960)
		7,776	8,692	(916)
Current assets sub-total		15,425	16,211	(786)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	15,425	16,211	(786)
Total assets	(a+b)	76,413	77,555	(1,142)

(millions of euros)		03/31/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		19,943	19,378	565
Non-controlling interests		3,815	3,634	181
Total Equity	(c)	23,758	23,012	746
Non-current liabilities
Non-current financial liabilities		34,138	34,091	47
Employee benefits		876	872	4
Deferred tax liabilities		807	848	(41)
Provisions		891	863	28
Miscellaneous payables and other non-current liabilities		1,094	1,053	41
Total Non-current liabilities	(d)	37,806	37,727	79
Current liabilities
Current financial liabilities		5,508	6,150	(642)
Trade and miscellaneous payables and other current liabilities		9,196	10,542	(1,346)
Current income tax payables		145	124	21
Current liabilities sub-total		14,849	16,816	(1,967)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	14,849	16,816	(1,967)
Total Liabilities	(f=d+e)	52,655	54,543	(1,888)
Total equity and liabilities	(c+f)	76,413	77,555	(1,142)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

		1st Quarter	1st Quarter
(millions of euros)		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		448	718
Adjustments for:
Depreciation and amortization		1,292	1,344
Impairment losses (reversals) on non-current assets (including investments)		105	1
Net change in deferred tax assets and liabilities		139	297
Losses (gains) realized on disposals of non-current assets (including investments)		(7)	4
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	3
Change in provisions for employees benefits		11	(8)
Change in inventories		(40)	(48)
Change in trade receivables and net amounts due from customers on construction contracts		204	118
Change in trade payables		(975)	(661)
Net change in current income tax receivables/payables		76	46
Net change in miscellaneous receivables/payables and other assets/liabilities		(439)	(412)
Cash flows from (used in) operating activities	(a)	814	1,402
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(410)	(424)
Purchase of tangible assets on an accrual basis		(468)	(530)
Total purchase of intangible and tangible assets on an accrual basis		(878)	(954)
Change in amounts due to fixed asset suppliers		(513)	(353)
Total purchase of intangible and tangible assets on a cash basis		(1,391)	(1,307)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		−	(7)
Acquisitions/disposals of other investments		−	−
Change in financial receivables and other financial assets		108	758
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	(5)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		26	15
Cash flows from (used in) investing activities	(b)	(1,257)	(546)
Cash flows from financing activities:
Change in current financial liabilities and other		(219)	(728)
Proceeds from non-current financial liabilities (including current portion)		966	297
Repayments of non-current financial liabilities (including current portion)		(1,308)	(1,672)
Share capital proceeds/reimbursements (including subsidiaries)		−	(2)
Dividends paid		−	−
Changes in ownership interests in consolidated subsidiaries		−	−
Cash flows from (used in) financing activities	(c)	(561)	(2,105)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	(1,004)	(1,249)
Net cash and cash equivalents at beginning of the period	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	58	−
Net cash and cash equivalents at end of the period	(h=e+f+g)	6,451	5,421

Additional Cash Flow information:

		1st Quarter	1st Quarter
(millions of euros)		2013	2012

Income taxes (paid) received		(100)	(57)
Interest expense paid		(809)	(1,027)
Interest income received		152	312
Dividends received		−	−

Analysis of Net Cash and Cash Equivalents:

		1st Quarter	1st Quarter
(millions of euros)		2013	2012

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		7,436	6,714
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		7,397	6,670
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		6,476	5,492
Bank overdrafts repayable on demand – from continuing operations		(25)	(71)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,451	5,421

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	03/31/2013	12/31/2012	Change
	(a)	(b)	(a - b)

Non-current financial liabilities
Bonds	24,474	23,956	518
Amounts due to banks, other financial payables and liabilities	8,543	8,976	(433)
Finance lease liabilities	1,121	1,159	(38)
	34,138	34,091	47
Current financial liabilities (*)
Bonds	2,621	3,593	(972)
Amounts due to banks, other financial payables and liabilities	2,677	2,338	339
Finance lease liabilities	210	219	(9)
	5,508	6,150	(642)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	39,646	40,241	(595)
Non-current financial assets
Securities other than investments	(14)	(22)	8
Financial receivables and other non-current financial assets	(2,340)	(2,474)	134
	(2,354)	(2,496)	142
Current financial assets
Securities other than investments	(736)	(754)	18
Financial receivables and other current financial assets	(564)	(502)	(62)
Cash and cash equivalents	(6,476)	(7,436)	960
	(7,776)	(8,692)	916
Financial assets relating to Discontinued operations/Non-current assets held for sale	−	−	−
Totale financial assets	(10,130)	(11,188)	1,058
Net financial debt carrying amount	29,516	29,053	463
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(749)	(779)	30
Adjusted Net Financial Debt	28,767	28,274	493
Breakdown as follows:
Total adjusted gross financial debt	37,222	37,681	(459)
Total adjusted financial assets	(8,455)	(9,407)	952
(*) of which current portion of medium/long-term debt:
Bonds	2,621	3,593	(972)
Amounts due to banks, other financial payables and liabilities	2,073	1,681	392
Finance lease liabilities	210	219	(9)

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

T

The company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and thus excluded from the Domestic-Core Domestic Business Unit. The first quarter 2012’s comparative data have been reclassified accordingly.

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%	% organic
Revenues	4,024	4,477	(453)	(10.1)	(10.1)
EBITDA	1,973	2,215	(242)	(10.9)	(9.8)
EBITDA margin	49.0	49.5		(0.5)pp	0.2pp
EBIT	1,093	1,304	(211)	(16.2)	(14.3)
EBIT margin	27.2	29.1		(1.9)pp	(1.4)pp
Headcount at period-end (number)	53,147	(*) 53,224	(77)	(0.1)

(*) Headcount at December 31, 2012

Core Domestic

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%	% organic
Revenues	3,832	4,244	(412)	(9.7)	(9.7)
Consumer (¹)	1,986	2,180	(194)	(8.9)	(8.9)
Business(2)	1,305	1,502	(197)	(13.1)	(13.1)
National Wholesale	499	518	(19)	(3.7)	(3.7)
Other	42	44	(2)	(4.5)	(4.5)
EBITDA	1,928	2,170	(242)	(11.2)	(10.1)
EBITDA margin	50.3	51.1		(0.8)pp	(0.2)pp
EBIT	1,071	1,283	(212)	(16.5)	(14.7)
EBIT margin	27.9	30.2		(2.3)pp	(1.7)pp
Headcount at period-end (number)	52,211	(*) 52,289	(78)	(0.1)
(*) Headcount at December 31, 2012

 (1) The company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and thus excluded from the consumer segment of Core Domestic. The 2012’s comparative data have been reclassified accordingly.

 (2) Starting from January 1, 2013 includes the revenues of the Top segment. The periods under comparison’s data have been reclassified accordingly.

International Wholesale

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%	% organic
Revenues	283	347	(64)	(18.4)	(18.4)
of which third parties	197	244	(47)	(19.3)	(19.3)
EBITDA	47	48	(1)	(2.1)	-
EBITDA margin	16.6	13.8		2.8pp	3.2pp
EBIT	22	22	-	-	4.5
EBIT margin	7.8	6.3		1.5pp	1.8pp
Headcount at period-end (number)	936	(*) 935	1	0.1

(*) Headcount at December 31, 2012

***

BRAZIL
	(millions of euros) ( millions of reais) Change
	1st Quarter 2013 (a)	1st Quarter 2012 (b)	1st Quarter 2013 (c)	1st Quarter 2012 (d)	amount (c-d)	% (c-d/d)
Revenues	1,786	1,928	4,711	4,468	243	5.4
EBITDA	463	505	1,221	1,170	51	4.4
EBITDA margin	25.9	26.2	25.9	26.2		(0.3)pp
EBIT	209	232	552	539	13	2.4
EBIT margin	11.7	12.1	11.7	12.1		(0.4)pp
Headcount at period-end (number)			11,549	(*) 11,622	(73)	(0,6)

(*) Headcount at December 31, 2012

            ***

ARGENTINA
	(millions of euros) ( millions of pesos)				Change
	1st Quarter 2013 (a)	1st Quarter 2012 (b)	1st Quarter 2013 (c)	1st Quarter 2012 (d)	amount (c-d)	% (c-d)/d
Revenues	917	901	6,064	5,126	938	18.3
EBITDA	271	289	1,796	1,644	152	9.2
EBITDA margin	29.6	32.1	29.6	32.1		(2.5)pp
EBIT	128	143	849	816	33	4.0
EBIT margin	14.0	15.9	14.0	15.9		(1.9)pp
Headcount at period-end (number) (*)			16,748	(**) 16,803	(55)	(0.3)

 (*) Includes employees with temp work contracts: 2 at March 31, 2013 and 3 at December 31, 2012

(**) Headcount at December 31, 2012.

***

OLIVETTI

(millions of euros)	1st Quarter 2013	1st Quarter 2012	Change
			amount	%
Revenues	52	59	(7)	(11.9)
EBITDA	(19)	(13)	(6)	(46.2)
EBITDA margin	n.s.	n.s.
EBIT	(20)	(15)	(5)	(33.3)
EBIT margin	n.s.	n.s.
Headcount at period-end (number)	762	(*) 778	(16)	(2.1)

(*) Headcount at December 31, 2012

***

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

EBITDA – organic data reconciliation

	TELECOM ITALIA GROUP	Domestic
(millions of euros)	1st Quarter 2013	1st Quarter 2012	1st Quarter 2013	1st Quarter 2012

HISTORICAL EBITDA	2.672	2.973	1.973	2.215
Change in the scope of consolidation		12		−
Foreign currency financial statement translation effect		(103)		−
Non-organic (income) expenses	27	3	27	3
Disputes and settlements	1	1	1	1
Expenses for mobility under Law 223/91	21	−	21	−
Other income (expenses), net	5	2	5	2
COMPARABLE EBITDA	2,699	2,885	2,000	2,218

EBIT –organic data reconciliation

	TELECOM ITALIA GROUP	Domestic
(millions of euros)	1st Quarter 2013	1st Quarter 2012	1st Quarter 2013	1st Quarter 2012

HISTORICAL EBIT	1,282	1,625	1,093	1,304
Change in the scope of consolidation		16		−
Foreign currency financial statement translation effect		(48)		−
Non-organic costs and expenses (revenues and income) already described under EBITDA	27	3	27	3
Provision related to the disposal of LA 7 S.r.l.	105	−	−	−
COMPARABLE EBIT	1,414	1,596	1,120	1,307

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2013:

(billions of euros)	3/31/2013		12/31/2012
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	-	-	1.25	-
Revolving Credit Facility – due August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - due December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

We remind that on May 24, 2012 Telecom Italia signed a contract in order to extend half of the Revolving Credit Facility (RCF) maturing in August 2014 through a Forward Start Facility for the amount of 4 billion euros which will come into effect in August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature in May 2017.

On March 25, 2013 Telecom Italia signed a new contract in order to extend further 3 billion euros of the Revolving Credit Facility maturing  in August 2014, already partially extended in 2012. The extension has been obtained through a Forward Start Facility for the amount of 3 billion euros which will come into effect in August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature in March 2018.

Furthermore, Telecom Italia has a bilateral standby credit facility expiring on August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first quarter 2013, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. hybrid bond 750 million euros 7.750% due 3/20/2073 (1)	Euro	750	3/20/2013

(1)

It’s the first subordinated bond (“hybrid bond”) in the Euro market. The bond has a tenor of 60 years and final maturity in 2073 with a first call date for the issuer in 2018. The call schedule is at par on March 20, 2018 and every 5 years after. Coupon step up 25 bps in 2023 plus  additional 75 bps in 2038. The effective yield to the first call date is 7.875%. The notes are listed on the Luxembourg Stock Exchange.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% (2)	Euro	432	3/21/2013

(1)

Net of 172 million euros repurchased from the company during the years 2011 and 2012.

(2)

Net of 218 million euros repurchased from the company during the years 2011 and 2012.

During the first quarter 2013 the Telecom Italia Group didn’t repurchased any bonds.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted to 222 million euros (nominal value) as of March 31, 2013 and decreased by 8 million euros in comparison with December 31, 2012 (230 million euros).

The nominal amount of repayments, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of March 31, 2013 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,428 millioneuros with the following detail:

•

268 million euros, due July 19, 2013;

•

1,562 million euros, due November 15, 2013;

•

284 million euros, due January 22, 2014;

•

557 million euros, due May 19, 2014;

•

781 million euros, due June 18, 2014;

•

976 million euros, due September 30, 2014.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,154 million euros (out of a total of 2,966 million euros at March 31, 2013) is not secured by bank guarantees and there are covenants which cover the following:

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in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

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“Clause for inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new loan contracts, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent regulation in favor of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

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for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium-long term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB, which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees; after that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand the immediate repayment of the disbursed amount. The current ratings (BBB and Baa3) didn’t require new guarantees or repayment of loans, but at the moment we are discussing with EIB about the operative methods to be undertaken.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating.

All the syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

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Multi- currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

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Revolving credit facility (200,000,000 euros). The agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and currently the facility is unused;

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Bonds. The regulations covering the bonds issued under the EMTN Programs, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

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Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros:

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the contracts signed by Telecom Italia with the EIB, for the amount of 2.65 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the Bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the Bank has the right to terminate the contract;

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the contracts signed by Telecom Italia with the EIB in 2011, for a total amount of 300 million euros, carry the obligation of promptly informing the Bank about any significant changes regarding the Bylaws or the shareholders. Failure to communicate this information to the Bank shall result in the termination of the contract. According to these contracts, there is change in control if a subject or a group of subjects acting in concert acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary shareholders’ meeting or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries. In case of change in control, the EIB has the right to demand the repayment in advance of the loan;

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the three contracts guaranteed and dated September 26, 2011, for a total amount of 200 million euros, provide the “clause for inclusion” according to which in case Telecom Italia commits itself to maintain in other loans financial covenants not present or more restrictive than those granted to the EIB, the Bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent clause in favor of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

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Export Credit Agreement (nominal outstanding amount of about 12.5 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides the repayment of the loan in 2013. It is established that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall repay the outstanding loan at the first date in which the interest payment shall be due;

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Senior Secured Syndicated Facility. The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) for the amount of 312,464,000 Argentinean pesos and provides the repayment of the loan in 2016. Following a Waiver & Prepayment Agreement of March 6, 2013, the residual amount is equal to 55,164,000 Argentinean pesos (about 8.4 million euros). The loan is assisted by a bank guarantee at first call for its residual amount, while the two pledges set up on (i) 15,533,834 Telecom Argentina’s shares and (ii) 2,351,752 American Depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A. had been relieved. The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change of control that implies the total repayment in advance of the loan in case the Telecom Group holds less than the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of March 31, 2013, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOM ITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Quarter	1st Quarter
	2013	2012

Acquisition of goods and services, Other operating expenses:
Sundry expenses	(1)	−
Employee benefits expenses:
Restructuring expenses	(21)	−
Impact on Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(22)	−
Impairment reversals (losses) on non-current assets:
Provision related to the disposal of LA 7 S.r.l.	(105)	−
Impact on EBIT - Operating profit	(127)	−
Impact on profit (loss) before tax from continuing operations	(127)	−
Income taxes on non-recurring items	6	−
Impact on profit (loss) for the period	(121)	−

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2013-2015 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 8th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager